UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ENVISION HEALTHCARE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29413U 103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29413U 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton, Dubilier & Rice Fund VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 49,811,004 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 49,811,004 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,811,004 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 27.50% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 181,131,273 shares of common stock outstanding as of February 14, 2014.

CUSIP No. 29413U 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R EMS Co-Investor, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 48,125,445 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 48,125,445 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,125,445 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 26.57% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 181,131,273 shares of common stock outstanding as of February 14, 2014.

CUSIP No. 29413U 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Advisor Fund VIII Co-Investor, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 187,987 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 187,987 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,987 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.10% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 181,131,273 shares of common stock outstanding as of February 14, 2013.

CUSIP No. 29413U 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Friends & Family Fund VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 64,204 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 64,204 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,204 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.04% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 181,131,273 shares of common stock outstanding as of February 14, 2013.

CUSIP No. 29413U 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VIII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 98,188,640 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 98,188,640 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,188,640 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 54.21% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 181,131,273 shares of common stock outstanding as of February 14, 2014.

CUSIP No. 29413U 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 98,188,640 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 98,188,640 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,188,640 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 54.21% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 181,131,273 shares of common stock outstanding as of February 14, 2014.

CUSIP No. 29413U 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Investment Associates VIII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 98,188,640 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 98,188,640 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,188,640 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 54.21% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 181,131,273 shares of common stock outstanding as of February 14, 2014.

Item 1.
(a)	Name of Issuer Envision Healthcare Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 6200 S. Syracuse Way Suite 200 Greenwood Village, CO 80111

Item 2.
(a)	Name of Person Filing

Name of Person Filing	Address	Citizenship
Clayton, Dubilier & Rice Fund VIII, L.P.	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VIII, Ltd.	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VIII, L.P.	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104	Cayman Islands
CD&R Investment Associates VIII, Ltd.	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104	Cayman Islands
CD&R EMS Co-Investor, L.P.	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104	Cayman Islands
CD&R Advisor Fund VIII Co-Investor, L.P.	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104	Cayman Islands
CD&R Friends & Family Fund VIII, L.P.	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104	Cayman Islands

Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P., CD&R Investment Associates VIII, Ltd., CD&R EMS Co-Investor, L.P., CD&R Advisor Fund VIII Co-Investor, L.P. and CD&R Friends & Family Fund VIII, L.P. have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office or, if none, Residence See Item 2(a) above.
	(c)	Citizenship See Item 2(a) above.
	(d)	Title of Class of Securities, Common Stock, par value $0.01 per share
	(e)	CUSIP Number 29413U 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See below.
	(b)	Percent of class: See below.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See below.
		(ii)	Shared power to vote or to direct the vote See below.
		(iii)	Sole power to dispose or to direct the disposition of See below.
		(iv)	Shared power to dispose or to direct the disposition of See below.

As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of Envision Healthcare Holdings, Inc. (the “Company”) listed opposite its name:

Reporting Person	Amount Beneficially Owned		Percent of Class(a)
Clayton, Dubilier & Rice Fund VIII, L.P.	49,811,004	(b)(d)	27.50%
CD&R EMS Co-Investor, L.P.	48,125,445	(b)(d)	26.57%
CD&R Advisor Fund VIII Co-Investor, L.P.	187,987	(b)(d)	0.10%
CD&R Friends & Family Fund VIII, L.P.	64,204	(b)(d)	0.04%
CD&R Associates VIII, Ltd.	0	(b)	0%
CD&R Associates VIII, L.P.	0	(b)(d)	0%
CD&R Investment Associates VIII, Ltd.	0	(b)(c)	0%

(a)   Based on 181,131,273 shares of common stock outstanding as of February 14, 2014, after giving effect to the sale by Clayton, Dubilier & Rice Fund VIII, L.P., CD&R EMS Co-Investor, L.P., CD&R Advisor Fund VIII Co-Investor, L.P. and CD&R Friends & Family Fund VIII, L.P. (the “CD&R Affiliates”) of their shares, pursuant to a registration statement filed by the Company on February 3, 2014 that provided for the sale by the CD&R Affiliates and certain other selling stockholders of shares of the Company’s common stock (“Shares”).  Pursuant to the related Underwriting Agreement, dated February 5, 2014, between the Company, the CD&R Affiliates, certain other selling stockholders and the several underwriters named therein, on February 11, 2014, Clayton, Dubilier & Rice Fund VIII, L.P. sold 15,579,621 Shares, CD&R EMS Co-Investor, L.P. sold 15,052,421 Shares, CD&R Advisor Fund VIII Co-Investor, L.P. sold 58,797 Shares and CD&R Friends & Family Fund VIII, L.P. sold 20,081 Shares.

(b)   CD&R Associates VIII, Ltd., as the general partner of each of the CD&R Affiliates, CD&R Associates VIII, L.P., as the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd., as the general partner of CD&R Associates VIII, L.P., may each be deemed to beneficially own the shares of the Company’s common stock held by the CD&R Affiliates.  Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares of the Company’s common stock held by the CD&R Affiliates.

(c)   CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of the Company’s common stock shown as beneficially owned by the CD&R Affiliates. Such persons expressly disclaim such beneficial ownership.

(d)   Investment and voting decisions with respect to shares held by each of the CD&R Affiliates are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the CD&R Affiliates.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By: CD&R Associates VIII, Ltd., its general partner
Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R EMS CO-INVESTOR, L.P.

Date: February 14, 2014	By: CD&R Associates VIII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ADVISOR FUND VIII CO-INVESTOR, L.P.

By: CD&R Associates VIII, Ltd., its general partner
Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By: CD&R Associates VIII, Ltd., its general partner
Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.
Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

Date: February 14, 2014	By: CD&R Investment Associates VIII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.
Date: February 14, 2014

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary